SANGUINE CORPORATION

101 EST GREEN STREET, SUITE 6

PASADENA, CALIFORNIA 91105

Phone: (626) 405-0079

Fax:  (626) 405-1041

July 29, 2008

Sonia Barros, Esq.

Jeffrey Riedler, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, NE

Washington, D.C. 20549-6010

Re:

Sanguine Corporation

Preliminary Information Statement on Schedule 14c

File No. 000-24480

Dear Mr. Aleman:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated July 25, 2008, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer redlined copies.

Comment No. 1

Proposal 1, page 7

We note that the reverse stock split will not change the number of authorized shares.  Therefore, the number of authorized but unissued shares will increase as a result of the reverse stock split.  Please disclose that these shares may be issued without stockholder approval and the dilutive effect an issuance may have on current stockholders.  Please also disclose whether you currently have, or do not have, any plans to issue any of these shares.  If you do have any plans, please briefly describe the plans and state how many shares will be issued pursuant to each such plan.

Response:

We have added additional disclosure covering this issue.  At this time, the Company does not have any plans to issue the additional shares that would be available.

Comment No. 2

Proposal 2, page 9

Please disclose whether you currently have, or do not have, any plans to issue any of the newly authorized shares of preferred stock.  If you do have any plans, please briefly describe the plans and state how many shares will be issued pursuant to each such plan.

Sonia Barros, Esq.

Jeffrey Riedler, Esq.

United States Securities and Exchange Commission

July 29, 2008

Response

At this time, the Company does not have plans to issue any preferred stock but wants to create a class of preferred stock to provide flexibility in possible future financing. We have added additional disclosure to the information statement addressing this issue.

Additionally, on behalf of the Company, it recognizes and agrees that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

Sincerely,

SANGUINE CORPORATION

/s/ David Nelson

David Nelson, CFO